TO: SECURITIES EXCHANGE COMMISSION

82-34

ASX/Media Release

Santos

RECEIVED
2006 JAN 25 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 9
kathryn.mitchell@santos.com

06010470

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

SUPPL

20 January 2006

Drilling Report – Nyari 1

The Nyari 1 exploration well in the Madura Offshore PSC offshore East Java, Indonesia, has been drilled to a total depth of 3693 metres.

The Kujung Formation was intersected, however analysis of wireline logs indicates that the primary objective is water bearing and hydrocarbons are not present.

The well will now be plugged and abandoned and the Sedco 601 drilling rig will move to the Jeruk 3 appraisal well in the Sampang PSC immediately west of the Madura Offshore PSC.

The participants in the Madura Offshore PSC are:

Santos (Madura Offshore) Pty Ltd (operator)	67.5%
PC Madura Ltd (Petronas Carigali)	22.5%
Petrogas Wari Jatim	10.0%

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

ASX/Media Release

RECEIVED
2006 JAN 25 A 11:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

25 January 2006

Santos revenue up 64% to record $2.46 billion

Santos today announced record sales revenue of $2.46 billion for the 2005 full year, up 64% on the Company's previous record of $1.5 billion achieved in 2004.

The result was driven by a 19% increase in production to 56.0 million barrels of oil equivalent (mmboe) together with continuing higher oil and gas prices.

Full year production was ahead of Santos' initial and revised 2005 targets of 54.0 mmboe and 55.0 mmboe respectively.

Fourth quarter 2005 production of 14.8 mmboe was 15% higher than the previous corresponding period in 2004, reflecting the new projects commissioned during the year, including Mutineer-Exeter and John Brookes offshore Western Australia, together with the acquisitions of Fairview in south-west Queensland and increased interests in the Otway basin in Victoria.

Sales revenue during the fourth quarter of $679 million was the second highest ever reported by Santos and was 39% ahead of the previous corresponding period in 2004, although 11% below the record third quarter of 2005 due to the timing of LPG liftings and seasonal factors which impact on gas sales.

The average realised gas price in the fourth quarter of A$3.80 and oil price of A$79.97 (US$59.85) were 12% and 41% higher respectively compared with the previous corresponding period.

Santos Managing Director, John Ellice-Flint said: "The record revenue is an outstanding result and testament to the strategy of growing the business outside of our traditional eastern Australian gas assets.

"The oil, condensate and LPG contribution from projects such as Mutineer-Exeter, offshore Western Australia, and the first phase of the Bayu-Undan project, offshore Darwin, have significantly changed the profile of the company at a time of sustained high commodity prices," he said.

"Our outlook is for further production growth in 2006 to between 60 and 61 mmboe as we bring further new projects into production, including the LNG phase of Bayu-Undan, Casino offshore Victoria, and Oyong in East Java."

Other developments during the December quarter included:

- Completion of the acquisition of the minority interests in Tipperary Corporation for US$466 million ($612 million), which delivers an approximate 75% operated interest in the Fairview coal seam gas field in Queensland;

- The award of the NT/P69 block in the Timor Sea to Santos (40%) and ConocoPhillips (60%), which contains the Lynedoch gas resource and is immediately adjacent to the recent Caldita gas discovery;

- Completion of construction of onshore gas processing facilities and the ramp-up of production from the John Brookes field in the Carnarvon Basin, offshore Western Australia;

- Significant progress on the Casino gas development offshore Victoria, with the laying of the pipeline in preparation for first gas ahead of schedule early in 2006;

- Commissioning of the Bayu-Undan LNG plant at Wickham Point near Darwin, with first cargos of LNG now expected ahead of schedule by early February 2006; and

- Progress on the Oyong project offshore East Java, with the completion of development drilling and ongoing conversion works on the Floating Storage and Offtake vessel (FSO) and the production barge. Due to the timing of the conversion of these vessels, first oil production is now expected late in the first half of 2006 and the total project cost is forecast to increase by approximately 30% to US$130 million.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

STOCK EXCHANGE ACTIVITIES REPORT FOR
THE FOURTH QUARTER ENDING 31 DECEMBER 2005.

1. SALES AND PRODUCTION

Santos' share of production, sales and revenue for the quarter ended 31 December 2005 is shown in the table below:

	Quarter Ended			Full Year	
	Q4 2005	Q4 2004	Q3 2005	2005	2004
Sales Gas and Ethane (PJ)					
Cooper Basin	29.5	33.1	32.0	124.7	125.9
Surat/Denison	6.9	4.0	6.6	22.9	16.1
Amadeus	3.5	3.4	3.0	12.7	11.3
Otway/Gippsland	2.8	1.8	3.8	14.1	8.2
Carnarvon	5.6	3.6	0.4	7.7	17.7
Indonesia	0.9	2.1	1.0	4.6	2.1
USA	2.1	2.3	2.0	10.6	9.2
Total Sales Gas and Ethane Production	51.3	50.3	48.8	197.3	190.5
Total Sales Volume	61.5	57.0	63.3	228.2	207.1
Gas Price (Avg $A/GJ)	3.80	3.39	3.62	3.62	3.28
Total Sales Revenue (A$m)	195.7	193.2	229.3	825.7	680.2
Condensate (000's bbls)					
Cooper Basin	466.4	564.5	471.9	1922.6	1448.5
Surat/Denison	5.4	2.0	10.1	30.8	7.8
Amadeus	14.0	0.0	11.2	43.7	0.0
Otway	2.9	3.6	3.8	12.8	30.6
Carnarvon	32.8	145.4	1.4	101.5	775.5
Bonaparte	607.0	573.8	628.5	2139.9	1334.9
USA	44.9	45.3	46.6	236.1	114.4
Total Condensate Production	1174.0	1334.6	1173.5	4487.4	3711.7
Total Sales Volume	1094.6	1374.5	1154.9	4602.7	3569.5
Condensate Price (Avg $A/bbl)	81.22	72.17	81.39	75.15	64.01
Condensate Price (Avg $US/bbl)	60.78	50.35	60.83	55.74	44.59
Total Sales Revenue (A$m)	88.9	99.2	94.0	345.9	228.5
LPG (000 t)					
Cooper Basin	48.4	51.9	55.4	213.6	108.7
Surat/Denison	0.0	0.0	0.0	0.0	0.1
Bonaparte	27.3	23.2	29.8	93.6	49.8
Total LPG Production	75.7	75.1	85.2	307.2	158.6
Total Sales Volume	52.4	77.5	109.9	302.2	148.6
LPG Price (Avg $A/t)	766.28	685.16	614.18	610.35	601.55
Total Sales Revenue (A$m)	40.1	53.1	67.5	184.4	90.5
Crude Oil (000's bbls)					
Cooper Basin	865.2	661.8	906.6	3205.9	2685.6
Surat/Denison	16.1	25.3	21.3	74.5	90.2
Amadeus	42.1	61.9	46.0	196.4	236.5
Legendre	172.7	514.8	192.7	882.8	2045.8
Thevenard	125.2	110.3	127.3	473.7	561.1
Barrow	186.1	208.6	191.8	700.1	859.3
Stag	755.7	545.1	530.7	2363.9	2124.8
Mutineer Exeter	1901.7	0.0	2402.7	6492.0	0.0
Elang/Kakatua	3.2	43.3	57.9	184.1	226.7
Jabiru/Challis	33.8	46.9	41.3	164.4	176.7
Indonesia	46.9	68.0	30.3	138.3	68.0
SE Gobe	70.6	65.3	71.8	269.8	289.1
USA	16.2	44.3	10.5	58.0	171.7
Total Crude Oil Production	4225.5	2395.6	4639.9	15263.9	9535.5
Total Sales Volume	4432.0	2546.3	4815.9	14990.2	9681.2
Oil Price (Avg $A/bbl)	79.97	56.77	77.60	73.83	51.84
Oil Price (Avg $US/bbl)	59.85	39.60	58.00	54.76	36.12
Total Sales Revenue (A$m)	354.5	144.6	373.7	1106.8	501.8
TOTAL					
Production (mmboe)	14.8	12.9	14.9	56.0	47.1
Sales Volume (mmboe)	14.8	14.3	17.6	61.1	49.9
Sales Revenue ($Am)	679.2	490.1	764.5	2462.8	1500.9

Sales and Production Summary

2005 full year production of 56.0 million barrels of oil equivalent (mmboe) was 19% above 2004 and revenue of $2,463 million was 64% higher than 2004.

Total fourth quarter production was 14.8 mmboe, a decrease of 1% from Q3 2005, and an increase of 15% above Q4 2004.

Total sales revenue for the fourth quarter was $679 million, a decrease of 11% from Q3 2005 and an increase of 39% above Q4 2004.

Production by Product

Comparisons with prior periods for gas and associated condensate and LPG production are made between the current quarter and the same quarter from the previous year, as production is heavily influenced by seasonal factors.

Conversely, comparisons for crude oil are made with the immediate previous quarter, as oil production rates are not subject to seasonal variations.

Sales Gas and Ethane

Sales gas and ethane production for Q4 2005 was 51.3 petajoules (PJ), an increase of 2% from Q4 2004.

This increase was the net result of the contribution from the Fairview field which was acquired during Q3 2005 and the start-up of the John Brookes field, offset by lower production from the Cooper Basin.

Quarterly sales gas and ethane sales volumes decreased by 10% from Q4 2004 to 51.5 PJ, however revenue of $195.7 million was in line with Q4 2004, reflecting higher gas prices.

The average realised gas price increased by 12% to $3.80 per gigajoule (GJ) compared with $3.39 for GJ in Q4 2004.

Condensate

Condensate production of 1.17 million barrels (mmbbl) was 12% or 0.16 mmbbl lower than Q4 2004 due to lower production from the Cooper Basin and the early shutdown of East Spar, offset by increased production from Bayu-Undan and the start-up of John Brookes.

Quarterly condensate sales volumes were 20% lower year on year at 1.09 mmbbl due to the timing of liftings.

Condensate sales revenue was 10% lower than Q4 2004 at $88.9 million. The realised condensate price increased by 13% to A$81.22 (US$60.78) per barrel from A$72.17 (US$50.35) previously.

LPG

Quarterly LPG production of 75,700 tonnes was in line with Q4 2004.

LPG sales volumes decreased to 52,400 tonnes from 77,500 tonnes previously due to the timing of liftings. Sales revenue decreased by 24% to $40.1 million from $53.1 million in Q4

2004. The realised LPG price increased by 12% to $766.28 per tonne compared with $685.16 previously.

Crude Oil
Oil production of 4.22 mmbbl was 9% lower than Q3 2005. This was predominantly due to lower production at Mutineer-Exeter, offset by increased production at Stag.

Quarterly oil sales volumes of 4.43 mmbbl were 8% lower than Q3 2005 reflecting the lower production. Crude was overlifted by approximately 0.2 mmbbl during the quarter, which was similar to Q3 2005. For the full year, crude was underlifted by approximately 0.3 mmbbl.

Oil sales revenue decreased by 5% to $354.5 million for the quarter. The average realised oil price was A$79.97 per barrel after hedging, 3% higher than the Q3 2005 average of A$77.60.

For the full year, oil production increased by 60% and sales revenue increased by 121%, reflecting the start-up of Mutineer-Exeter and a 19% increase in Cooper Basin oil output.

<u>Production by Area</u>

Cooper Basin
Sales gas and ethane production decreased by 11% to 29.5 PJ compared with 33.1 PJ in Q4 2004, reflecting the impact of planned satellite shutdowns and the net result of natural field decline and an active development program.

In line with the reduced gas throughput, condensate production of 0.47 mmbbl was down 17% and LPG production of 48,400 tonnes was down by 7%.

Third party gas of 1.4 PJ net to Santos was purchased during Q4 2005 as part of the Cooper Basin gas portfolio optimisation.

Crude oil production during Q4 2005 of 0.86 mmbbl was 6% lower than Q3 2005 due largely to a planned 15-day shutdown of the Tirrawarra satellite and short-term oil flowline issues. Full year oil production increased by 19% to 3.2 mmbbls, reflecting the favourable impact of the expanded oil delineation and development program commenced during 2004 and the connection of successful wells at Merrimelia, Carmina, Derrilyn and Stimpee.

Surat Basin/ Bowen Basin/ Denison Trough
Quarterly sales gas production rose to 6.9 PJ from 4.0 PJ in Q4 2004 due to increased output from the Scotia development program, Roma and Churchie, together with the inclusion of net production from the Fairview field acquired in July 2005.

Amadeus Basin
Sales gas production increased to 3.5 PJ from 3.4 PJ in Q4 2004 due to higher customer demand.

Otway Basin/Gippsland Basin
Sales gas production increased to 2.8 PJ from 1.8 PJ in Q4 2004 due to the commencement of production from the Minerva field in December 2004 and increased Gippsland interests acquired from OMV Petroleum Pty Ltd.

Carnarvon Basin.
Carnarvon Basin gas production increased by 56% over Q4 2004, reflecting the start-up of the John Brookes field. The production rate from this field was ramped up from approximately 60 TJ/day to approximately 190 TJ/day at the end of the quarter, with all facilities now fully commissioned.

Third party gas purchases of 1.4 PJ were made during the quarter reflecting the early shutdown of East Spar and ramp-up of production at John Brookes. With John Brookes commissioning complete, no further gas purchases are envisaged in Western Australia.

Net oil production decreased by 9% to 3.14 mmbbl from 3.45 mmbbl in Q3 2005 due largely to natural decline at Mutineer-Exeter offset by higher production from Stag.

Mutineer-Exeter gross production averaged approximately 62,000 barrels per day over the fourth quarter. At the end of the quarter, production was averaging between 55,000 and 60,000 barrels per day.

The Mutineer multi phase pump which experienced mechanical problems late in the third quarter was successfully replaced during November 2005. All four of the electric submersible pumps have now been commissioned, and three are currently in use providing artificial lift.

Three additional development wells, one on Mutineer and two on Exeter, are planned to be drilled commencing in Q2 2006.

Stag oil production increased by 40% compared with Q3 2005 to 0.76 mmbbl, reflecting the continuing benefits of production optimisation initiatives. The joint venture has approved a plan to drill and complete an additional well for water injection during the first half of 2006.

Legendre oil production was down by 10% to 0.17 mmbbl from 0.19 mmbbl in Q3 2005 due to natural field decline.

Timor Sea
Crude oil production from the Timor Sea fields decreased by 63% from Q3 2005 to 0.04 mmbbl due to natural field decline and planned vessel inspections.

Bonaparte Basin
Bayu-Undan condensate production of 0.61 mmbbl was 6% higher than Q4 2004, reflecting the benefits of debottlenecking completed during Q2 2005.

Similarly, Bayu-Undan Q4 2005 LPG production of 27,300 tonnes increased by 18% from 23,200 tonnes in Q4 2004.

Indonesia
Sales gas production from Brantas and Kakap was 0.9 PJ, down from 1.0 PJ in Q3 2005.

Indonesian crude oil production increased during the quarter to 0.05 mmbbl.

Papua New Guinea
Oil production at SE Gobe remained steady at 0.07 mmbbl.

United States
Sales gas production increased marginally to 2.1 PJ from 2.0 PJ in Q3 2005.

2. CAPITAL EXPENDITURE

Total capital expenditure is summarised in the table below:

Capital Expenditure Summary ($ millions)	Quarter Ended			Full Year	
	Q4 2005	Q4 2004	Q3 2005	2005	2004
Exploration					
Capitalised	6.1	13.7	5.4	36.7	32.6
Expensed	72.3	42.0	24.7	150.3	93.0
Delineation					
Capitalised	11.3	21.2	15.6	50.6	66.5
Expensed	17.6	9.5	10.1	47.0	24.4
Development	156.7	249.7	176.5	674.5	713.0
Total Capital Expenditure	264.0	336.1	232.3	959.1	929.5

2.1 Exploration Activity

Exploration expenditure was $78.4 million in Q4 2005.

Wildcat drilling activity during the fourth quarter is shown in the table below:

Well	Basin	Target	Licence	Santos Interest (%)	Well Status
Firebird 1	Timor Sea	Gas	JPDA-03	21.4	P&A, gas discovery
Greenmount 1	Bowen	Gas	ATP 337P	50	P&S, gas discovery
Saratoga 1	Cooper/SWQ	Oil	ATP 259P	55	P&A, dry hole
Nyari 1	Offshore East Java	Oil	Madura Offshore PSC	67.5	P&A (Jan 2006), dry hole
GA175 (Bobcat)	Texas State Waters	Gas	Bobcat Prospect, Texas State Waters	100	P&A, failed to reach objective
Kincaid 1	Tyler County	Gas	Blackhorse Prospect, Tyler County	100	Drilling
Khufu 1	Central Gulf of Suez, SE July Concession	Oil	Central Gulf of Suez, SE July Concession	25	Drilling

The Firebird 1 well, located approximately 19 kilometres from Bayu-Undan, was drilled by the Ocean Bounty rig to a depth of 3,675 metres. The well intersected hydrocarbons in both the primary and secondary objectives and confirmed the stratigraphic potential of the play. Flow tests were conducted, however, commercial rates were not established over the intervals tested.

The Greenmount 1 well in the Bowen Basin was drilled by the Mitchell 151 rig to a depth of 1,840 metres. Testing will commence mid 2006.

Saratoga 1 in the south-west Queensland Cooper Basin was drilled by the Ensign 30 rig to a depth of 2,777 metres. No testing was completed and the well was plugged and abandoned.

Nyari 1 in the Madura Offshore PSC was drilled by the Sedco 601 rig to a depth of 3,693 metres. After the end of the quarter, the Kujung carbonate objective was encountered, however analysis of logs indicate that the reservoir is water bearing.

GA175 (Bobcat) in 9 metres water depth in Texas State waters was drilled by the Pride Mississippi rig to a depth of 2,503 metres. The well was abandoned prior to reaching the primary objective and will be re-drilled in mid 2006.

Kincaid 1 onshore Tyler County was spudded by the Nabors 766 rig on 15 December 2005 with a target depth of 5,426 metres. At the end of the quarter, the well was drilling ahead at 3,281 metres.

Khufu 1 in the Gulf of Suez was spudded on 18 November 2005 by the Interocean rig with a target depth of 3,429 metres. At the end of the quarter, the well was drilling ahead at 2,106 metres.

During the quarter, subsidiaries of Santos (40%) and ConocoPhillips (60%) were awarded permit NT/P69 in the Timor Sea which contains the previously discovered Lynedoch gas resource. This permit is adjacent to the Caldita gas field, which was discovered during the previous quarter, and further appraisal drilling is planned during 2006.

Seismic Acquired

Seismic activity during the fourth quarter is shown in the table below:

Permit	Area/Basin	Type	Km/Km²	Status
PPL43/188	McKinlay/SA Cooper Basin	3D	61	Complete
ATP259P	Ashby/SWQ Cooper Basin	2D	60	Complete
ATP259P	Ruby-Dingera/SWQ Cooper Basin	2D	49	Complete
ATP259P	Durham Downs North/ SWQ Cooper Basin	2D	9	Complete
ATP259P	Coolah East/SWQ Cooper Basin	2D	19	Complete
ATP299P	Utopia SW/Eromanga Basin	2D	271	Complete
ATP299P	Mugginanullah-Kooroopa/ Eromanga Basin	3D	41	Ongoing

Forward Exploration Drilling Schedule

The 2006 exploration program is detailed in a separate release which has been lodged with the ASX concurrently with this report.

2.2 Delineation Activity

Total delineation expenditure in Q4 2005 was $28.9 million, of which near field exploration and exploration appraisal expenditure was $19.1 million and development appraisal expenditure was $9.8 million.

The table below details the delineation wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Merrimelia 56	Cooper	Oil	86.8	C&S, successful oil
Winna 4	Cooper	Oil	59.1	C&S, successful oil
Muthero 3	Cooper	Oil	61	C&S, successful oil
Daralingie 26	Cooper	Oil	86.8	P&A, dry hole
Arrabury 3	Cooper	Oil	100	P&A, dry hole
Currambar 1	Cooper	Oil	61	C&S, successful oil
Theta 1	Cooper	Gas	60.1	C&S, successful gas
Robert Addams 1	Carnarvon Basin	Gas	45	P&A, reduced uncertainty for John Brookes reserves, non commercial gas in the deeper exploration objective
Kirsch	USA – offshore	Gas	20.8	C&S, successful gas

2.3 Development Activity

Development expenditure during the fourth quarter was $156.7 million.

The table below details all development wells drilled during the quarter and their status:

Well	Basin/Area	Target	Santos Interest (%)	Well Status
Coonatie 7	Cooper	Gas	72.32	C&S, successful gas
Jena 20	Cooper	Oil	100	C&S, successful oil
Merrimelia 57	Cooper	Oil	100	C&S, successful oil
Baryulah 9	Cooper	Gas	60.1	C&S, successful gas
Costa South 3	Cooper	Gas	60.1	C&S, successful gas
Juno 4	Cooper	Gas	60.1	C&S, successful gas
Karmona 5	Cooper	Gas	60.1	C&S, successful gas
Durham Downs Nth 2	Cooper	Gas	60.1	C&S, successful gas
Ashby 4	Cooper	Gas	60.1	C&S, successful gas
Baryulah 10	Cooper	Gas	60.1	C&S, successful gas
Scotia 29	Surat Basin	Gas (CSG)	100	C&C, successful gas
Scotia 31	Surat Basin	Gas (CSG)	100	C&C, successful gas
Fairview 100	Surat Basin	Gas (CSG)	75.3	C&S, successful gas
Fairview 99	Surat Basin	Gas (CSG)	75.3	C&S, successful gas
Wunut 14	Indonesia - onshore	Gas	18	Drilling
Oyong-6 DW1/ST1	Indonesia - offshore	Gas	45	C&C, successful gas
Oyong-9 DW1/ST6	Indonesia - offshore	Oil	45	C&C, successful oil
Henderson 4	USA - onshore	Gas	25	C&C, successful gas

The status of the development projects which were in progress during the quarter is as follows.

Bayu Undan LNG (Santos 10.6%)

The project was over 99% complete at the end of the quarter. The LNG tank cool down has commenced and the first cargo is now expected to be despatched during early February 2006.

Agreements are in place for three or four pre-contract cargos to be sold prior to 1st March 2006.

John Brookes (Santos 45%)

First gas production from John Brookes was achieved during September 2005, and construction and commissioning of the onshore CO_2 removal plant was completed during December 2005. Current contracted volumes are approximately 180 TJ/day versus field and plant capacity of 240 TJ/day.

Casino (Santos 50%, operator)

Approximately 96% complete at the end of the fourth quarter and ahead of schedule, expected to achieve “ready for start-up” status during late January 2006. Actual timing for first gas is dependent on availability of TRUenergy's Iona gas plant. The main activity during the quarter was the laying and stabilisation of the sub-sea pipeline.

Total project capex is expected to remain within 10% of the original budget at project sanction of $208 million.

Oyong (Santos 40.5%, operator)

The oil development phase was approximately 90% complete at the end of the quarter. The seven well development drilling program has been completed, with five wells drilled and

completed as oil wells and two for future gas wells. Contracting for the Floating Storage and Offtake (FSO) vessel was completed and contracting and conversion of the production barge was progressed.

Due to the timing of the conversion of the FSO and production barge, the target first oil date has slipped from early 2006 to late in the second quarter of 2006. First gas deliveries are expected during the first quarter of 2007.

As a result of additional development drilling costs and higher barge conversion costs, the anticipated gross capex for both phases is forecast to increase by approximately 30% to US$130 million.

During the quarter, Santos' participating interest decreased from 45% to 40.5% due to the requirement to effect a proportionate assignment of 10% to an Indonesian government nominated participant.

Maleo (Santos 75%, operator)
Approximately 40% complete at the end of the quarter. The mobile offshore production unit is being converted and upgraded in a shipyard in Sharjah. Engineering and procurement activities are underway for the Maleo spurline. Development drilling of four wells will commence in January 2006 and the project remains on schedule for first gas in the second half of 2006.

Cooper Basin (Santos 60% - 100%, operator)
In addition to the oil and gas development drilling detailed in the table shown as 2.3 above, five gas wells and ten oil wells were connected during the quarter.

Cooper Basin Oil Program (Santos 60%-100%, operator)
During the quarter, Santos progressed plans for its exploitation strategy to improve the recovery of oil from the Cooper Basin using a low cost scaleable approach centred on the application of modern seismic technology and state of the art drilling rigs.

The first of three automated, truck-mounted light-duty drilling rigs arrived in Australia during December 2005 and is currently undergoing pre-drill testing. Commencement of drilling in the Tintaburra Block, ATP 299 P in south-west Queensland is anticipated in late January or early February 2006.

The second rig arrived in Australia during January 2006 and is expected to be in service by early in the second quarter.

3. BUSINESS DEVELOPMENT

Acquisitions/Divestments
In early July, Santos announced the intention to acquire Tipperary Corporation and Tipperary Oil and Gas Australia Pty Ltd for US$466 million ($612 million). A meeting of shareholders on 27 October 2005 approved the acquisition and the transaction was completed shortly thereafter.

The acquisition provides Santos with an approximately 75% operated working interest and 72% revenue interest in the Fairview coal seam gas field, located north of Roma in Queensland, together with more than 4,000 square kilometres of exploration acreage.

In December, Santos signed a conditional contract with Nexus Energy to process up to 350 PJ of gas from Nexus' Longtom field through the existing Patricia-Baleen plant and to purchase the sales gas. The agreement remains conditional on sufficient reserves being proved at the Longtom field with an appraisal well to be drilled by Nexus in May 2006.

4. HEDGING

There is no hedging outstanding at the end of Q4 2005.

5. QUARTERLY PRODUCTION AND REVENUE CHART


mmboe
A$m
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0

	Q1 03	Q2 03	Q3 03	Q4 03	Q1 04	Q2 04	Q3 04	Q4 04	Q1 05	Q2 05	Q3 05	Q4 05
Prod mmboe	13.0	13.8	14.4	13.0	9.6	11.6	13.0	12.9	12.5	13.8	14.9	14.8
Revenue $m	368.7	347.4	386.4	362.5	256.4	331.1	420.3	490.1	465.8	553.2	764.5	679.2

6. CONVERSION FACTORS AND ABBREVIATIONS

Abbreviations		Conversion Factors	
PJ	petajoules	Sales Gas & Ethane, 1 PJ	171.937 boe x 10^3
TJ	terajoules	Crude Oil, 1 barrel	1 boe
mmbbl	million barrels	Condensate (Naphtha), 1 barrel	0.935 boe
mmboe	million barrels of oil equivalent	LPG, 1 tonne	8.458 boe
t	tonnes		
P&A	plugged and abandoned		
C&S	cased and suspended		
C&C	cased and completed		

TO: SECURITIES EXCHANGE COMMISSION

ASX/Media Release

RECEIVED
2006 JAN 25 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Santos

Media enquiries
Kathryn Mitchell
+61 8 8218 5260 / +61 (0) 407 979 982
kathryn.mitchell@santos.com

Investor enquiries
Andrew Seaton
+61 8 8218 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

25 January 2006

LNG and oil focus in new $225 million Santos exploration program

LNG and oil are the focus of a 25 well, high-impact exploration program announced today by Santos for 2006.

Total 2006 expenditure across the Company's Australian and overseas exploration areas is forecast at $225 million compared with $187 million spent on exploration in 2005.

Reflecting the widening geographical nature of Santos' exploration portfolio, 17 of the 25 wildcat wells will be drilled outside of Australia. This includes eight wells in the Company's core Indonesian area, two in its emerging Timor-Bonaparte region, and seven wells to be drilled in new Santos areas of interest such as Egypt (three wells) and the shallow water Gulf of Mexico in the USA (four wells).

In Australia, two wells will be drilled in the Carnarvon Basin offshore Western Australia, one well in Queensland's Bowen Basin, two in the Otway Basin and three wells in the onshore Cooper Basin.

Materiality is weighted towards the third and fourth quarters of 2006 when the Lynedoch and Evans Shoal South prospects will be drilled in the Timor-Bonaparte along with exploration wells in the Kutei and East Java basins in offshore Indonesia.

"This 2006 program takes Santos another step towards its stated policy of building a more globally-focused exploration effort as a key plank in our overall growth strategy," said Santos' Managing Director, John Ellice-Flint.

"Oil is the main target for the Kutei and East Java exploration wells which represent the next potentially high volume opportunities in the Company's Indonesia strategy," he said.

"In the Timor-Bonaparte, the Lynedoch and Evans Shoal South prospects hold significant LNG potential and provide us with the opportunity to build on the Caldita gas discovery made in the same area late last year.

"These big impact wells are supported by a suite of high-value gas and oil prospects both internationally and domestically."

In the past year, Santos has increased its acreage position in Australia and the US and, as part of building a stronger international business, acquired exploration acreage in Central Asia (Kyrgyzstan) and Egypt.

In total, over 35,000 square kilometres of new acreage was incorporated into the Santos exploration portfolio in 2005.

The table below details the proposed 2006 exploration drilling program.

Well/Prospect	Basin/Area	Target	Indicative Prospect Upside Resource Potential (mmboe) Unrisked				Santos % Interest	Quarter Drilling Expected to Commmence
			1 50	50 100	100 250	>250		
Chinook	Gulf of Suez	Oil		✓			50	Q1 06
Mosaic-1	Bowen	Gas	✓				51	Q1 06
NZB-3	Gulf of Suez	Oil	✓				50	Q1 06
Pawnee	Gulf of Suez	Oil		✓			50	Q1 06
Thunder 2	Gulf of Mexico	Gas	✓				60	Q1 06
Bricklanding	Barrow	Oil		✓			44	Q2 06
East Java (A)	East Java	Gas/Oil	✓				45	Q2 06
Fletcher	Dampier	Oil		✓			33	Q2 06
East Java (B)	East Java	Gas/Oil			✓		45	Q2 06
Kenedy Deep	Gulf of Mexico	Gas	✓				55	Q2 06
Glenaire	Onshore Otway	Gas		✓			30	Q2 06
East Java (C)	East Java	Oil			✓		45	Q3 06
East Java (D)	East Java	Oil			✓		75	Q3 06
Evans Shoal South	Bonaparte	Gas			✓		40	Q3 06
Kutei (A)	Kutei	Gas/Oil			✓		20	Q3 06
Lepard	Cooper	Gas	✓				61	Q3 06
Lynedoch	Bonaparte	Gas				✓	40	Q3 06
Python	Cooper	Gas	✓				61	Q3 06
Merpati	East Java	Oil		✓			75	Q3 06
Montegue	Cooper	Gas	✓				61	Q3 06
Netherby 1	Offshore Otway	Gas	✓				50	Q4 06
Cougar E	Gulf of Mexico	Gas		✓			50	Q4 06
Hiu Aman Selatan	Kutei	Gas		✓			50	Q4 06
Jaguar A	Gulf of Mexico	Gas	✓				67	Q4 06
Kutei (B)	Kutei	Gas/Oil		✓			50	Q4 06

The exploration portfolio is constantly being optimised so the program is likely to vary as a result of drilling outcomes and as new prospects mature.

Ends

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com